INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

June 28, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Oak Ridge Dividend Growth Fund and Oak Ridge Growth Opportunity Fund

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 23, 2013, regarding Post-Effective Amendment No. 342 to the Registrant’s Form N-1A registration statement with respect to the Oak Ridge Dividend Growth Fund and Oak Ridge Growth Opportunity Fund (the “Funds”), each a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 371 to Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses – Both Funds

1.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Funds’ investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Funds’ investment advisor, Oak Ridge Investments, LLC (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

2.  Complete redemption fee and be aware that the redemption fee cannot exceed 2% pursuant to Rule 22c.

Response: The Funds will not have a redemption fee, the Fees and Expenses table have been revised to state “None”.

3.  Given that the Funds intend to invest in ETFs, confirm whether estimated acquired fund fees and expenses are anticipated to be greater than one basis point.  If yes, include such estimated acquired fund fees and expenses in the Fees and Expenses Table.

Response: It is currently estimated that the expenses of the ETFs (acquired fund fees and expenses) in each Fund will be one-basis points.  Therefore, the Fees and Expenses Table of each Fund has been updated to reflect such estimated expenses.

Principal Risks of Investing – Both Funds
4.  Given that the Funds intend to invest in ADRs, add foreign investment risk disclosure.

Response: The Registrant has added foreign investment risks in each respective Fund’s “Principal Risks of Investing” under the “Summary Section” and “More About the Funds’ Investment Objectives, Strategies and Risks” section.

Tax Information – Both Funds
5.  Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement.

Principal Investment Strategies – Dividend Growth Fund
6.  First sentence of first paragraph, revise the statement “80% of its assets …” to “80% of its net assets”.

Response:  The Registrant has made the requested revision.

7.  Second sentence of first paragraph, clarify if the Fund will invest in small or mid-cap companies.  In addition, add mid-cap and small-cap companies risks if applicable.

Response:  The Registrant has revised the statement to “The Fund will invest primarily in “mid-cap and large-cap U.S. companies with market capitalization of $5 billion or higher…”

8.  Third paragraph, please add disclosure describing how the Fund will achieve its investment objective of long-term capital appreciation.

Response:  The Registrant has added the statement “In addition, the Fund’s advisor uses a “growth” style of management and seeks to identify companies with: consistent earnings growth, rising earnings estimates, healthy forecasted earnings growth and reasonable valuations.”

9.  Given the term “Growth” in the Fund name, add disclosure describing the Fund’s “growth” style of investing.

Response:  The Registrant has added the statement stated in Item 8 above.

Principal Risks of Investing – Dividend Growth Fund
10.  Add small and mid-cap companies risk if applicable.

Response:  As stated in response to Item 7 above, the Fund primarily invest in mid-cap and large-cap companies.  The Registrant has added mid-cap companies risk under the “Summary Section” and “More About The Funds’ Investment Objectives, Strategies And Risks” section.

Principal Investment Strategies – Growth Opportunity Fund

11.  Last sentence of first paragraph states “Investments in companies that move above or below the capitalization range of the Russell Mid Cap Growth Index may continue to be held by the Fund…”, clarify if “Investments” refer to after purchase or investments already held by the Fund.

Response:  The Registrant has revised after purchase.

Principal Risks of Investing – Growth Opportunity Fund

12.  Add small-cap risk or explain in the response letter why it is not necessary.

Response:  Given that the Fund primarily invests in companies with market capitalization within the Russell Mid Cap Growth Index, the Fund’s primarily invests in mid-capitalization companies.

Prior Performance for Similar Accounts Managed by the Advisor
13. The first paragraph of this section states that the tables included “set forth performance data relating to the historical performance of all private accounts …”, confirm whether there were any registered investment companies with investment objectives and strategies substantially similar to those of the Funds managed by the Funds’ advisor during the periods presented that were not included in the composites.

Response:  The Registrant has confirmed with the Funds’ advisor that, during the periods presented in the composite, the advisor did not manage other registered investment companies with investment objectives and strategies substantially similar to those of the Funds hence, the composites do not include returns of registered investment companies.

14.  Confirm whether wrap fees are deducted from returns presented, if not, explain why not.

Response:  The Registrant has confirmed with the Funds’ advisor that wrap fees were deducted from the “net of fees” returns presented and it is disclosed in the second sentence of the fifth paragraph of this section.

15.  Revise or add to the “*” footnote to the performance table that the net composite returns presented are net of all fees and expenses.

Response: The Registrant has confirmed with the Funds’ advisor that certain account specific expenses defined as “Administrative expenses” under GIPS are not included in calculating net returns.  Returns do not include certain fees defined as “Administrative Fees” under GIPS which may include custody, accounting, auditing, consulting, legal, performance measurement and other related fees.  The Administrative Fee varies across all accounts and may not be applicable to all accounts.

16.  The section includes a statement that “The Mid-Cap Growth Equity Composite is comprised of growth equity accounts which invest primarily in companies with market capitalization within the range of those companies included in the Russell Mid Cap Growth Index between $1.5 billion and $15 billion at the time of first purchase.”  The market capitalization range in this statement is inconsistent with the market capitalization range stated in the Fund’s principal investment strategies section.  Please explain how is this strategy’s composite substantially similar to the Fund.

Response:  The Registrant has revised the statement in this section to “The Mid-Cap Growth Equity Composite is comprised of growth equity accounts which invest primarily in companies with market capitalization within the range of those companies included in the Russell Mid Cap Growth Index”.

18.  Provide explanation, in the response letter, why “non-fee” paying accounts were excluded from the composites.

Response:  The Registrant has confirmed with the Funds’ advisor that inclusion of non-fee paying accounts could overstate performance of the performance of fee paying accounts which makes up vast majority of accounts in the composite, therefore, the advisor believes excluding non-fee paying accounts results in a more conservative representation of performance and it is consistent with GIPS.

19. The performance table in the section includes Russell Mid Cap Index but the last sentence of third paragraph states that “the composite is measured against the Russell Mid Cap Growth Index.”

Response:  The Registrant has removed the Russell Mid Cap Index returns from the performance table in the section.

20.  Briefly describe how the Global Investment Performance Standards (“GIPS”) performance and SEC method of calculating total return performance differ.

Response: The Registrant has added the following disclosure:

“The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.  The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges”

Share Price
21.  The first paragraph states that “The Funds” NAV are typically calculated as of the close of regular trading…”  Please delete the term “typically”.

Response:  The Registrant has deleted the term “typically” as requested.

22.  State the method that the Funds typically use to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following statement to the beginning of the second paragraph: “The Funds’ securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Payment of Redemption Proceeds
23.  The second paragraph states that the “Fund will not honor redemption requests” and “Specifically, the Fund may suspend the right to redeem shares”.  It is not allowed to deny a redemption request, it may only be delayed.  Revise disclosure to clarify that redemptions will not be denied.

Response:  The Registrant has amended the disclosure under “Payment of Redemption Proceeds” as follows:

“If you purchase shares using a check and request a redemption before the check has cleared, the Funds may postpone payment of your redemption proceeds up to 15 business days while the Funds wait for the check to clear.”

Other Redemption Information
24.  The second paragraph states “However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund’s remaining shareholders), the Fund may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind)”.  Clarify what does “unwise” mean or revise the statement.

Response:  The Registrant has revised the statement as follows:

“However, under unusual conditions, the Funds may pay all or part of a shareholder’s redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind) in lieu of cash in order to protect the interests of the Funds’ remaining shareholders.”

General Transaction Policies
25.  In the second bullet point, please clarify that shareholders can still redeem through other means if telephone redemptions are not available.

Response:  The Registrant has revised the disclosure as follows: “refuse, change, discontinue, or temporary suspend account services, including purchase or telephone redemption privileges (if redemption by telephone is not available, you may send your redemption order to the Fund via regular or overnight delivery), for any reason;”

Federal Income Tax Consequences
26.  Pursuant to Item 11(f)(i) of Form N-1A, please disclose tax consequences to shareholders on exchanging shares of the Fund.

Response:  The Registrant has added the following disclosure to the end of the second paragraph: “If you exchange shares of a Fund for shares of another fund, the exchange will be treated as a sale of the Fund’s shares and any gain on the transaction may be subject to federal income tax.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies
27.  Update the title to include Risks – “Investment Strategies, Policies and Risks”.  In addition, revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (i.e., insert headings to differentiate them).

Response:  The Registrant has updated the title to reflect “Risks” and the sorted the section by principal and non-principal investment strategies, policies and risks.

Investment Company Securities
28.  First bullet, add “subject to certain conditions” at the end of the sentence.

Response: The Registrant had made the requested revision.

29.  On page B-9, it states “Funds typically incur fees that are separate from those fees incurred directly by the Funds”, clarify if the term “Funds” at the beginning of the sentence refers to underlying funds.

Response: The Registrant revised the statement to “Underlying funds typically incur fees ….”

Compensation
30.  Disclose the three highest paid officers of the Fund pursuant to Item 17(c) of Form N-1A.

Response:  The officers of the Trust are not compensated by the Fund.  In order to address the Staff’s concern, the Registrant has added the following clarifying disclosure: “Officers of the Trust are not compensated for their services by the Funds”.

Portfolio Managers Compensation
31.  Please revise portfolio manager compensation disclosure in accordance with Instructions 3 to Item 20(b) of Form N-1A.

Response:  The Registrant has confirmed with the Funds’ advisor that there are no differences between the methods used to determine the Funds’ portfolio managers’ compensation with respect to the Funds and other accounts managed by the portfolio managers.

Rule 12b-1 Plan
32.  Disclose the list of principal activities under the Rule 12b-1 Plan pursuant to Item 19(g)(1) of Form N-1A.

Response:  The Registrant has added the following disclosure under the section entitled Rule 12b-1

The Rule 12b-1 Plan provides that the distribution fees paid by Investor Class of the Fund may be used to pay for any expenses primarily intended to result in the sale of shares of such Class, including, but not limited to: (a) costs of payments, including incentive compensation, made to agents for and consultants to the Distributor, including pension administration firms that provide distribution services and broker-dealers that engage in the distribution of the shares of such Class of the Fund; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of shares of such Class of the Fund; (c) payments made pursuant to any dealer agreements between the Distributor and certain broker-dealers, financial institutions and other service providers with respect to such Class of the Fund; (d) costs relating to the formulation and implementation of marketing and promotional activities; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of such Class of the Fund; (f) costs involved in preparing, printing and distributing sales literature pertaining to such Class of the Fund; and (g) costs involved in obtaining such information, analyses and reports with respect to marketing and promotional activities that the Trust may deem advisable with respect to such Class of the Fund.

33.  Disclose whether the Rule 12b-1 Plan is a reimbursement plan or compensation plan pursuant to Item 19(g)(2) of Form N-1A.

Response:  The Registrant has added the following disclosure under the section entitled Rule 12b-1

“The 12b-1 Plan provides for reimbursement to the Distributor for services provided and expenses incurred by it in connection with the distribution of Investor Class shares.”

Portfolio Holdings Information
34. In the second paragraph, please clarify when information will be posted to the Funds’ website (i.e., any time lag) and clarify the term “effective date” in the last sentence or use a different term.

Response:  The Registrant has revised the sentence to clarify that portfolio holding information as follows:

“….the Fund may make publicly available its portfolio holdings by posting such information to its public website or by making such information available to any person who calls the Funds’ toll-free number at 1-855-551-5521, no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

Shareholder In-Kind Distributions
35.  Please indicate whether there is a provision in the confidentiality agreement with the shareholder to not trade based on the non-public portfolio holding information received.

Response:  The Registrant has added the following statement to the last sentence of the paragraph: “… and not to trade portfolio securities based on the non-public holding information.”

Purchase and Redemption of Fund Shares
36.  The second paragraph under this section states that “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears”.

Item (iv) of the statement does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The Registrant has revised the statement as follows “Furthermore, the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;  (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (iii) for such other periods as the SEC may permit for the protection of the Funds’ shareholders.  In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Funds may postpone payment of your redemption proceeds up to 15 days while the Funds wait for the check to clear.”

************

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer